Filed by Progenics Pharmaceuticals, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Progenics Pharmaceuticals, Inc.

Commission File No.: 000 - 23143

Dear Progenics All-

Today we announced that Progenics has entered into an agreement to be acquired by Lantheus, a global leader in the development, manufacture and commercialization of innovative diagnostic imaging agents and other products. We will be hosting an all-employee Company meeting at 1:30 PM ET to address any questions you may have at this time. You can read the press release that was issued here.

Headquartered in North Billerica, Massachusetts, Lantheus helps healthcare professionals identify disease and improve patient treatment and care. As a global leader in radiopharmaceuticals with a complementary portfolio of products and proven commercial expertise, Lantheus has a strong pipeline that generates cash flow, anchored by DEFINITY, the leading product in the ultrasound contrast market globally. We believe that Lantheus’ focus on radiopharmaceuticals is closely aligned with ours, and we believe that Lantheus shares our commitment to developing innovative products to target diseases and improve treatment for patients around the world.

We are still in the early days of our journey with Lantheus. We anticipate the transaction to close in the first quarter of 2020, subject to approval by Lantheus and Progenics stockholders, regulatory approvals and other customary closing conditions. Until then, Progenics and Lantheus will continue to operate as separate, independent companies. The most important thing you can do is remain focused on your day-to-day responsibilities as we continue commercializing AZEDRA and advancing our pipeline of other products.

Today’s news may generate interest from the media, investors or other external parties. As always, and consistent with our policy, if you receive any inquiries from the media or any external parties, please refer them to Melissa Downs at (646) 975-2533 or mdowns@progenics.com.

As Progenics team members, your contributions are invaluable. Thank you for your continued commitment to our mission, as well as for all that you do for Progenics. I look forward to more discussion at our Company meeting at 1:30 PM ET.

Sincerely,

Mark

Cautionary Statement Regarding Forward-Looking Statements

This document contains projections and other “forward-looking statements” regarding future events. Statements contained in this communication that refer to Progenics’ estimated or anticipated future results or other non-historical facts are forward-looking statements that reflect Progenics’ current perspective of existing trends and information as of the date of this communication and include statements regarding Progenics’ strategic and operational plans and delivering value for stockholders. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. Such statements are predictions only, and are subject to risks and uncertainties that could cause actual events or results to differ materially. All statements, other than historical facts, including the expected timing of the closing of the merger; the ability of the parties to complete the merger considering the various closing conditions; the expected benefits of the merger, such as efficiencies, cost savings, synergies, revenue growth, creating stockholder value, growth potential, market profile, enhanced competitive position, and financial strength and flexibility; the competitive ability and position of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements. Important factors that could cause actual results to differ materially from Progenics’ and Lantheus Holdings’ plans, estimates or expectations could include, but are not limited to: (i) Progenics or Lantheus Holdings may be unable to obtain stockholder approval as required for the merger; (ii) conditions to the closing of the merger may not be satisfied; (iii) the merger may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement of the merger on the ability of Progenics or Lantheus Holdings to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Progenics or Lantheus Holdings does business, or on Progenics’ or Lantheus Holdings’ operating results and business generally; (v) Progenics’ or Lantheus Holdings’ respective businesses may suffer as a result of uncertainty surrounding the merger and disruption of management’s attention due to the merger; (vi) the outcome of any legal proceedings related to the merger; (vii) Progenics or Lantheus Holdings may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (ix) risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; (x) the risk that Progenics or Lantheus Holdings may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (xi) risks that the anticipated benefits of the merger or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the costs and management distraction attendant to a proxy contest or consent solicitation; (xiii) the cost, timing and unpredictability of results of clinical trials and other development activities and collaborations; and (xiv) other risks to the consummation of the merger, including the risk that the merger will not be consummated within the expected time period or at all. More information concerning Progenics and such risks and uncertainties is available on its website, and in its press releases and reports it files with the Securities and Exchange Commission (“SEC”), including those risk factors included in its Annual Report on Form 10-K for the year ended December 31, 2018, as updated in its subsequent Quarterly Reports on Form 10-Q. Progenics is providing the information in this document as of its date and, except as expressly required by law, Progenics disclaims any intent or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or circumstances or otherwise.

Important Additional Information For Stockholders

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

In connection with the proposed transaction, Lantheus Holdings intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Progenics and Lantheus Holdings that also constitutes a prospectus of Lantheus Holdings. Each of Progenics and Lantheus Holdings also plan to file other relevant documents with the SEC regarding the proposed transaction. Any definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Progenics and Lantheus Holdings. INVESTORS AND SECURITY HOLDERS OF PROGENICS AND LANTHEUS HOLDINGS ARE STRONGLY ENCOURAGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by Progenics or Lantheus Holdings through the website maintained by the SEC at https://www.sec.gov.

Copies of the documents filed with the SEC by Progenics will also be available free of charge on Progenics’ website at https://www.progenics.com/ or by contacting Progenics’ Investor Relations Department by email at mdowns@progenics.com or by phone at (646) 975-2533. Copies of the documents filed with the SEC by Lantheus Holdings will also be available free of charge on Lantheus Holdings’ internet website at https://www.lantheus.com/ or by contacting Lantheus Holdings’ Investor Relations Department by email at ir@lantheus.com or by phone at (978) 671-8001.

Certain Information Regarding Participants

Progenics, Lantheus Holdings, and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.

Information about the directors and executive officers of Lantheus Holdings is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 20, 2019, its definitive proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 15, 2019 and its Current Report on Form 8-K, which was filed with the SEC on March 25, 2019. Other information regarding the participants of Lantheus Holdings in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available.

Information about the directors and executive officers of Progenics is set forth in Progenics’ Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on March 15, 2019 and amended on April 30, 2019, and its definitive proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on May 30, 2019. Other information regarding the participants of Progenics in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available.

You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at https://www.sec.gov and from Investor Relations at Progenics or Lantheus Holdings as described above.